Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form F-3 of our report dated February 24, 2013 relating to the consolidated financial statements and financial statement schedule of Enersis S.A. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the retrospective adjustment for the accounting change related to cash flow presentation from the indirect method to the direct method, and audit of Endesa-Chile by other auditors), appearing in the Annual Report on Form 20-F/A of Enersis S.A. for the year ended December 31, 2011, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte
Deloitte Auditores y Consultores Ltda.

Santiago, Chile
February 24, 2013